UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Compañía Cervecerías Unidas S.A. (United Breweries Company, Inc.)
(Name of Issuer)

Common stock without nominal (par) value
Title of Class of Securities

204429104
(CUSIP Number)

Rosita Covarrubias Gatica
Enrique Foster Sur 20, 14th Floor
Santiago, Chile
(56 22 750 7210)
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The statement on Schedule 13D filed on September 30, 2005, as amended and supplemented on April 3, 2006, as further amended and supplemented on December 1, 2014, as further amended and supplemented on March 1, 2021, and as further amended and supplemented on March 26, 2021 (the “Schedule 13D”), relating to the common stock without nominal (par) value (the “Common Stock”), of Compañía Cervecerías Unidas S.A. (United Breweries Company, Inc., or “CCU”), a company organized under the laws of Chile, is hereby amended as set forth below by this Amendment No. 5 to the Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 4 of this statement on Schedule 13D is incorporated herein by reference.

Item 4.  Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following to the end of Item 4:

On May 17, 2021, the board of directors of Inversiones y Rentas S.A. (“IRSA”) approved IRSA engaging in a partial public tender offer (the “Tender Offer”) for the acquisition of shares of Common Stock of CCU (including in the form of American Depositary Shares (“ADSs”)) representing up to a maximum of 4.44% of the current share capital of CCU.  The Tender Offer is expected to commence on May 19, 2021, for a price of 6,800 Chilean pesos per share of Common Stock (equivalent to Ch$13,600 per ADS) (the “Tender Offer Price”), which will be payable in Chilean pesos, provided that, with respect to shares of Common Stock represented by ADSs validly tendered to the ADS tender agent, and not validly withdrawn, that are accepted for payment in the Tender Offer, IRSA will direct the U.S. settlement agent to coordinate with the FX agent for the Tender Offer for the U.S. dollar conversion of the Tender Offer Price, upon instruction of the ADS tender agent and for the account of holders who tender their ADSs to the ADS tender agent, so that such holders of shares of Common Stock represented by ADSs tendered to the ADS tender agent that are accepted for payment pursuant to the Tender Offer will receive payment in U.S. dollars, at the exchange rate to be described in the materials relating to the Tender Offer, and less ADS cancellation fees charged by the ADS depositary and applicable withholding taxes, all as will be further described in the Tender Offer materials, and in each case in accordance with the terms and subject to the conditions described therein. The Tender Offer will be subject to customary conditions, and compliance with applicable U.S. and Chilean regulations.

IRSA intends to fund the purchase of the shares of Common Stock tendered in the Tender Offer, and any related costs and expenses, which are expected to aggregate to an amount of up to 115,000 million Chilean pesos, with borrowings under the Credit Facility entered into with Scotiabank Chile in February 2021 (as amended in March 2021) providing for borrowings of up to 5,200,000 Unidades de Fomento, of which 3,850,000 Unidades de Fomento remain available to be drawn, and, if necessary, cash on hand.

IRSA intends to effectuate the Tender Offer in order to increase its ownership interest in CCU by up to an additional 4.44% of the outstanding Common Stock from its current approximately 61.56% ownership interest, which was its historical level of approximately 66% prevailing prior to CCU’s capital increase in 2013.

The description of the Tender Offer in this Schedule 13D is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of CCU.  The Tender Offer described herein has not yet commenced. When the Tender Offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In that event, shareholders and investors are urged to read the tender offer materials because they will contain important information, including the full details of the Tender Offer. Shareholders and investors may obtain free copies of the tender offer materials that IRSA files with the SEC at the SEC’s website at www.sec.gov and will receive information at an appropriate time on how to obtain tender offer materials for free from IRSA. These tender offer materials are not currently available, and their availability is subject to the commencement of the Tender Offer.
1

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: May 18, 2021

INVERSIONES Y RENTAS S.A.
INVERSIONES IRSA LIMITADA

By:	/s/ Alessandro Bizzarri Carvallo
Name:	Alessandro Bizzarri Carvallo
Title:	Authorized signatory

By:	/s/ Rodrigo Hinzpeter Kirberg
Name:	Rodrigo Hinzpeter Kirberg
Title:	Authorized signatory

QUIÑENCO S.A.

By:	/s/ Luis Fernando Antúnez Bories
Name:	Luis Fernando Antúnez Bories
Title:	Chief Financial Officer

By:	/s/ Diego Bacigalupo Aracena
Name:	Diego Bacigalupo Aracena
Title:	Managing Director, Business Development

LUKSBURG FOUNDATION

By:	/s/ Andrónico Luksic Craig
Name:	Andrónico Luksic Craig
Title:	Member of Foundation counsel

By:	/s/ Jean-Paul Luksic Fontbona
Name:	Jean-Paul Luksic Fontbona
Title:	Member of Foundation counsel

INVERSIONES ORENGO S.A.

By:	/s/ Andrónico Luksic Craig
Name:	Andrónico Luksic Craig
Title:	Attorney-in-fact

By:	/s/ Jean-Paul Luksic Fontbona
Name:	Jean-Paul Luksic Fontbona
Title:	Attorney-in-fact

DOLBERG FINANCE CORPORATION ESTABLISHMENT
LANZVILLE INVESTMENTS ESTABLISHMENT
RUANA COPPER CORPORATION ESTABLISHMENT
ANDSBERG LTDA.
ANDSBERG INVERSIONES LTD.

By:	/s/ Gonzalo Molina Ariztía
Name:	Gonzalo Molina Ariztía
Title:	Attorney-in-fact

ANDSBERG INVERSIONES SpA.

By:	/s/ Andronico Luksic Lederer
Name:	Andronico Luksic Lederer
Title:	Authorized signatory

By:	/s/ Maximiliano Luksic Lederer
Name:	Maximiliano Luksic Lederer
Title:	Authorized signatory

HEINEKEN N.V.

By:	/s/ Ernst Willem Arnold van de Weert
Name:	Ernst Willem Arnold van de Weert
Title:	Attorney-in-fact

By:	/s/ Guido de Boer
Name:	Guido de Boer
Title:	Attorney-in-fact

ANDRÓNICO LUKSIC CRAIG
ANDRÓNICO LUKSIC LEDERER
DAVOR LUKSIC LEDERER
MAXIMILIANO LUKSIC LEDERER
DAX LUKSIC LEDERER
INVERSIONES ALASKA LTDA.
FERNANDA LUKSIC LEDERER

By:	/s/ Rodrigo Terré Fontbona
Name:	Rodrigo Terré Fontbona
Title:	Attorney-in-fact

INVERSIONES CONSOLIDADAS LTDA.

By:	/s/ Rodrigo Swett Brown
Name:	Rodrigo Swett Brown
Title:	Chief Executive Officer

INVERSIONES SALTA S.p.A.

By:	/s/ Rodrigo Terré Fontbona
Name:	Rodrigo Terré Fontbona
Title:	Chief Executive Officer

EMIAN FOUNDATION
NICOLÁS LUKSIC PUGA
ANTONIA LUKSIC PUGA
ISIDORA LUKSIC PRIETO
MARA LUKSIC PRIETO
ELISA LUKSIC PRIETO

By:	/s/ Gloria Vergara
Name:	Gloria Vergara
Title:	Attorney-in-fact

INMOBILIARIA E INVERSIONES RÍO CLARO S.A.
INVERSIONES RÍO CLARO LTDA.

By:	/s/ Gloria Vergara
Name:	Gloria Vergara
Title:	Chief Executive Officer